[Huntington Bancshares Incorporated Letterhead]

April 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Michael R. Clampitt, Esq.

Re:     Huntington Bancshares Incorporated
          Registration Statement on Form S-4
          File No. 333-140897

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Huntington Bancshares Incorporated (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement on Form S-4 be accelerated to Thursday, April 19, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Richard A. Cheap
	Name:	Richard A. Cheap
	Title:	General Counsel and Secretary